CATERING SERVICES AGREEMENT

Catering Services Agreement ("Agreement"), effective as of November 25, 2013, is entered into by and between Las Vegas Railway Express, Inc., a corporation duly organized under the laws of Delaware ("LVRE"), and Masterpiece Cuisine Catering, a California corporation organized under the laws of the State of California ("MC") and individually a ("Party") or collectively (the "Parties").

WHEREAS, LVRE desires to retain MC to undertake and perform for LVRE or any current or future subsidiary or affiliate of LVRE (collectively referred to as "LVRE"), the services described herein in section 4 of this Agreement (hereinafter referred to as the "Services") in accordance with the terms and conditions of this Agreement; and

WHEREAS, LVRE shall operate an excursion passenger train from Los Angeles to San Diego (the "Service Area") which will include a meal service for the passengers; and

WHEREAS, MC desires to perform the Services in the Service Area for LVRE in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants set out herein and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the Parties, intending to be bound, agree as follows:

1. Engagement. LVRE hereby retains MC to provide the Services as set forth in section 4, below.

2. Affiliates. For the purposes of this Agreement, the word "Affiliate" shall mean any subsidiary, of LVRE including, without limitation, all entities in which LVRE maintains a direct or indirect investment interest.

3. Compensation and Reimbursement of Expenses.

    (a) Fees. During the Term of this Agreement (as defined below), LVRE shall pay to MC various fees as follows:

        a) LVRE shall issue a one-time fee equal to $5,000.00 in advance for initial costs related to travel to interview potential candidates required to provide certain services.

        b) On going fees:

            • LVRE shall pay MC for brunch/Dinner a rate equal to $30.00 per person.

        c) MC shall invoice LVRE per person served as required by LVRE accounting procedures.

d)   LVRE shall pay $20.00 per hour for each servers/chefs to MC as approved by LVRE.

e)   LVRE shall pay MC 25% of the net profit of alcohol sales. MC shall be responsible for the inventory of the alcohol and bar supplies.

(b)   Expenses. LVRE shall also reimburse MC for expenses, if any, directly associated with the provision of Services to LVRE, provided that such expenses are documented by a valid receipt that in the aggregate are greater than US $20 in any one day and that the total expenses for any calendar month do not exceed US $200 without prior written approval by LVRE, which shall not be unreasonably withheld. In addition, MC shall be reimbursed for all costs incurred due to equipment failures of LVRE equipment.

4.   Services. MC agrees to provide LVRE with the following Services:

- MC to provide LVRE with a menu acceptable to LVRE, the originals of which are attached hereto as Exhibit A. These menus are subject to change from time-to-time as mutually agreed to by the Parties.
- MC to provide a brunch and dinner menu 7 days a week.
- MC to transport or prepare on the train all meals for the passengers, subject to FDA approvals and inspections.
- MC shall purchase at their sole expense all the necessary food. Liquor inventory will be maintained by MC; and mutually agreed upon non-premium liquor, beer and wine to be split after cost basis with 25% to MC.
- MC to furnish all flatware, glassware and utensils.
- On Special Run segments price will be negotiated prior to booking.

Requests for the Services may be made in writing by the Chief Operating Officer of LVRE or a designee, approved by the COO. MC shall be provided access on a daily basis to actual and projected ridership numbers and will provide menu and liquor for up to but not more than ten percent (10%) over the actual projected ridership. In providing the Services, MC agrees that:

(a)   All MC employees assigned to perform the Services are either citizens or permanent residents of the United States or are authorized to work in the United States through a valid work authorization issued by the US Department of Homeland Security, United States Citizenship and Immigration Services and possess (and agree to maintain) all licenses and certifications necessary to provide the Services.

(b)   All MC employees assigned to perform the Services shall conduct themselves in a professional manner and shall be properly attired at all times. LVRE will have final approval of uniforms. LVRE can at any time for any reason ask for a replacement of an employee. However employees of MC may only be terminated in compliance with all state and federal laws and pursuant to a mutually agreeable employee handbook.

(c) All uniforms are to be provided at the expense of MC limited to their employees only.

(d) MC represents and warrants that MC's performance hereunder shall not conflict with any other agreements to which MC is or hereafter becomes a party. MC agrees not to enter into any agreement, written or oral, which may conflict with this Agreement.

(e) MC shall secure all necessary licenses to do business in California.

5. Independent Contractor Status.

(a) The parties agree that MC will act as an independent contractor in the performance of the Services under this Agreement. Accordingly, MC shall be responsible for payment of all taxes including those arising out of MC's activities in accordance with this Agreement, including by way of illustration but not limitation, income tax, social security tax, unemployment taxes, and any other taxes or business license fees as required.

(b) Nothing under the terms of this Agreement authorizes either MC or LVRE to be an agent or legal representative of the other for any purpose whatsoever, and neither is granted hereunder any right or authority to make any representation, or to assume or create any obligation or responsibility, express or implied, on behalf of or in the name of the other in any manner whatsoever. Under no circumstances will either party have the right or authority to obligate the other party in a financial capacity for any amounts of money.

(c) This Agreement shall not be deemed to create an employment agreement, joint venture, partnership, association or agency between the parties. The parties understand and agree that this Agreement is not a contract of employment, or an offer to enter into a contract of employment. MC acknowledges that LVRE provides no benefits to MC and waives any rights to any benefits that LVRE may provide to any of its employees including, without limitation, workman's compensation; medical, health, life, dental or other forms of insurance; bonuses; vacation, holiday or sick leave; or any equity interests (i.e. stock options). The use of LVRE's facilities and equipment and the facilities and equipment of any Affiliate of LVRE shall be done at LVRE's sole discretion and solely as an accommodation to MC in the performance of MC's duties under this Agreement.

6. Confidentiality. Both Parties acknowledge that during the term of this Agreement, both Parties will have close contact with confidential and proprietary information of the other Party. Each Party agrees that it will keep secret all such confidential and proprietary information and will not intentionally disclose such information to anyone except as may

be reasonably necessary for the performance of each Party's duties under this Agreement. This obligation survives the termination or expiration of this Agreement. If confidential information is sought by any source, including any governmental organization, the disclosing party must immediately notify the non-disclosing party of such request and refuse to divulge any such information at least until a representative of the non-disclosing party is permitted to address the situation and either consents to the disclosure or has the opportunity to engage legal means to protect the disclosure of such information.

7.   Term and Termination.

    (a)   This Agreement is for a three year term ("Term") and shall automatically renew for an additional three year term upon the expiration of the then current Term, unless terminated by either Party with at least ninety (90) days' notice prior to the end of the then current term.

    (b)   This Agreement may be terminated immediately by either Party in the event of any material default by the other Party in the performance of any of its obligations under this Agreement or any material breach of any representation or warranty contained herein which is not remedied to the reasonable satisfaction of the non-breaching Party within twenty (20) business days following delivery of notice of such breach.

    (c)   This Agreement may be terminated without cause by either Party with no less than six (6) months' express written notice to the other Party.

    (d)   Upon termination of this Agreement, each Party shall return all property of the other Party in its possession or control.

8.   Compliance with Laws; Indemnification.

    (a)   MC shall observe and abide by all applicable federal, state, and local laws and rules and regulations with respect to the performance of the Services hereunder.

    (b)   LVRE shall observe and abide by all applicable federal, state, and local laws and rules and regulations with respect to the performance of the Services hereunder.

    (c)   Each Party shall indemnify and hold harmless the other Party from and against any and all claims, losses, damage, liabilities, penalties, punitive damages, expenses and/or costs of any kind or amount whatsoever (including reasonable attorneys' fees and expenses) incurred or paid after the date of this Agreement which result from or arise out of the indemnifying Party's acts or omissions under or in connection with this Agreement. This indemnity shall survive the termination of this Agreement.

9.   Insurance: MC and LVRE each agree to procure at its own respective expense and maintain in force the respective required coverage.

10. <u>Miscellaneous Provisions</u>.

    (a)   <u>Non-Waiver</u>. Failure by either Party at any time to require the performance of the other Party of any of the terms hereof shall in no way affect such Party's right thereafter to enforce the same, nor shall the waiver by either Party of the breach of any provision hereof be taken or held to be a waiver of any succeeding breach.

    (b)   <u>Severability</u>. In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed, or if any provision is held invalid or unenforceable by a court of competent jurisdiction or an arbitrator, such provision shall be deleted from this Agreement and the Agreement shall be construed to give full effect to the remaining provisions thereof.

    (c)   <u>Liquidated Damages</u>. It is acknowledged that MC's failure to provide the required services as outlined in the agreement will cause LVRE to incur substantial economic damages and losses of types and in amounts which are impossible to compute and ascertain with certainty as a basis for recovery by LVRE of actual damages, and that liquidated damages represent a fair, reasonable and appropriate estimate thereof. Accordingly, in lieu of actual damages for such failure, MC agrees that liquidated damages may be assessed and recovered by LVRE as against MC, in the event of failure to provide said services and without LVRE required to present any evidence of the amount or character of actual damages sustained by reason thereof; therefore MC shall be liable to LVRE for payment of liquidated damages in the amount of $1,000.00 or $20.00 per person whichever is lesser for each day. Such liquidated damages are intended to represent estimated actual damages and are not intended as a penalty, and MC shall pay them to LVRE without limiting LVRE's right to terminate this agreement for default as provided elsewhere herein.

    (d)   <u>Governing Law</u>. This Agreement shall be interpreted, construed, and governed according to the laws of the State of Nevada.

    (e)   <u>Headings and Captions</u>. The paragraph headings and captions contained in this Agreement are for convenience only and shall not be construed to define, limit, or affect the scope or meaning of the provisions hereof.

    (f)   <u>Entire Agreement</u>. This Agreement contains and represents the entire agreement of the parties and supersedes all prior agreements, representations, or understandings, oral or written, express or implied with respect to the subject matter hereof. This Agreement may not be modified or amended in any way unless in writing signed by duly authorized representatives of both Parties. No representation, promise, or inducement has been made by either party hereto that is not embodied in this Agreement, and neither party shall be bound or liable for any alleged representation, promise, or inducement not specifically set forth herein.

(g) <u>Assignability</u>. This Agreement shall be binding upon and inure to the benefit of each Party and its respective successors and assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned by either Party without the prior written consent of the other, which consent shall not be unreasonably withheld.

(h) <u>Arbitration</u>. Any dispute arising out of or in connection with this Agreement shall be settled finally and exclusively by arbitration conducted in the English language in the Las Vegas, Nevada area. The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") then in effect by a single arbiter appointed by the AAA. Notwithstanding any provision to the contrary in this sub-section (g), LVRE shall have the right to seek injunctive relief or other limited, provisional or equitable remedies in any court of competent jurisdiction.

(i) <u>Notices</u>. All notices required or permitted hereunder shall be in writing and shall be deemed properly given if delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, or sent by telegram, telefax, or similar form of telecommunication, and shall be deemed to have been given when received. Any notice of default shall be valid only if sent by two of the aforementioned means. Unless otherwise specified by the parties in writing, any such notice or communication shall be addressed to:

If to LVRE: If to Masterpiece Cuisine Catering:

Michael A. Barron – CEO   Tim Welc
Las Vegas Railway Express, Inc.   Masterpiece Cuisine Catering
6650 Via Austi Parkway, Suite 140   303 S. Water Street #130
Las Vegas, NV 89119   Henderson, NV 89015
702-583-6715   702-463-0450

(j) In no event shall either Party be liable for any consequential, special, punitive, exemplary, indirect or incidental damages arising from this agreement or performance under this agreement (including loss of anticipated profits, loss of use, or loss of product). This waiver applies regardless of whether or not the damages were foreseeable, and regardless of the theory or cause of action upon which the damages might be based.

(k) LVRE shall provide the kitchen and bar equipment listed on the following Schedule.

(l) MC shall be granted a right of first refusal on future routes operated by LVRE. LVRE shall pay to MC the sum of five thousand dollars and no/100 ($5,000.00) for costs it incurs in interviewing and hiring its initial staff and associated startup costs.

[Signature Page to Follow]

WITNESS WHEREOF, the parties hereto have duly executed this Agreement, to be effective as of the date and year first above written.

Sign:
Name: TIm WELC
Title: OWNER
Date: 11-25-13

Sign:
Name: Henry Stegeman
Title: COO
Date: 11-25-13



EXHIBIT A

Today's Menu

FARM to TRAIN

eat local. feel global.

Brunch

Shredded Kale Salad GF VG
Strawberries | Green Onion | Gorgonzola | Feta | Glazed Pecans | Berry Vinaigrette

Watermelon Tomato GF VG
Radish | Feta | Basil | Mint | Balsamic Vinaigrette

Summer Vegetable Frittata GF VG
Green Onion | Asparagus | Mushroom | Parmesan

Braised Beef Short Ribs GF
Potato Galette | Charred Asparagus | Roasted Mushroom Leek Demi-Glace

French Toast Casserole VG
Cinnamon Sugar | Maple Syrup

Apple-Wood Smoked Bacon

Home Fries with Peppers and Onions GF VG

Seasonal Fruit Selection GF VG

Assorted Muffins and Fruit Danish VG





GF gluten free VG vegetarian



EXHIBIT A

Tonight's Menu



FARM to TRAIN

eat local. feel global.

The Beginning

Shredded Kale Salad GF

Strawberries | Green Onion | Gorgonzola | Feta | Glazed Pecans | Berry Vinaigrette

**Inspired by "Blue Train 1939" From Cape Town to Pretoria, South Africa's luxury train.*

The Journey

Herb Roasted Organic Chicken GF

Potato Galette | Lemon | Blanched Garlic | Charred Asparagus

**Inspired by original menu item the "20th Century Limited 1902 Menu" New York to Chicago* -or-

Roasted Beef Tenderloin GF

Potato Galette | charred asparagus | Roasted Mushroom Leek Bordelaise

**Inspired by original menu item" El Ortiz Hotel 1914 Menu" Lamy, New Mexico* -or-

Pappardelle VG

Market Vegetables | Mushrooms | Roasted Tomato

**Inspired by "Orient Express 1883" From Paris to Istanbul and six countries in between*

After

Rustic Triple Berry Tart VG

Blueberry | Raspberry | Blackberry | Apple

**Inspired by "Trans-Siberian Express 1898" The longest regular train trip in the world*





GF gluten free VG vegetarian

The department of health would like to inform you that consuming Raw or undercooked foods may contribute to your risk of food borne illness. The Chef would like to inform you that overcooking fresh seafood is a crying shame.